SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press Release dated March 25, 2003 relating to France Telecom Mobility Mission.

www.francetelecom.com

Press Release

France Telecom Mobility Mission

Paris, March 25, 2003—French Prime Minister Jean-Pierre Raffarin has announced the appointment of Bertrand Maréchaux to head a mobility program set up within the Finance ministry. Mr. Maréchaux will coordinate a nationwide initiative aimed at facilitating voluntary transfers of France Telecom employees with civil servant status who wish to pursue their careers in public administration.

To provide direct liaison with Mr. Maréchaux, France Telecom has strengthened its executive team with the appointment of Olivier Barberot as Executive Vice President for Development and Optimization of Competencies, within the scope of the Ambition FT 2005 plan. Mr. Barberot reports to France Telecom CEO Thierry Breton.

Olivier Barberot, 48, is a graduate of the Ecole des Mines de Paris. He held several engineering positions until 1985, when he became general secretary of the Futuroscope science and technology theme park in Poitiers. From 1991 to 1993 he was general secretary of services company CGI. From 1993 to 1997 he was general secretary of Université Léonard de Vinci. In 1997 he joined Thomson as Senior Vice President, Human Resources.

Press Contact:

Nilou du Castel nilou.ducastel@francetelecom.com	Tel. : +33 (0)1 44 44 93 93

Patrick Thielemans patrick.thielemans@francetelecom.com	Tel. : +33 (0)1 44 44 93 93

France Telecom Corporate Communication Information Department	6 Place d’Alleray 75505 Paris cedex 15 France	Phone : +33 1 44 44 22 22 Fax : +33 1 44 44 80 34

SA au capital de 4 098 463 604 - 380 129 866 RCS Paris

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 27, 2003	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

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